James Hardie Australia Investor Presentation July 2014 Exhibit 99.1

Disclaimer:
This management presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
• statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the
New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-
party recoveries; and
•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Disclaimer (continued):
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,”
“may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control.
Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk
Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products;
reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all;
acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Number of starts

Addressable Area (SQM,000's)

James Hardie
A smarter way to build

Market continues to shift towards density
119,000
102,929
30,240
34,315
25,670
44,665
2013/14f
181,909
2003/04
174,910
Detached High density Medium density
A change in construction starts… Impacts addressable external wall area
Insights
• Over the past 10 years,
detached housing starts have
decreased by ~ 15% whereas
medium and high density have
increased by ~ 40%
• This trend towards higher
density building is impacting
the external addressable wall
area
-9%
A&A
Detached
Medium Density
High Density
• The external addressable wall
area has decreased by ~9%
Source: ABS, HIA Source: Abraham Akra – JH Market Analyst

5,500
5,000
4,500
4,000
3,500
3,000
Brick Production (millions)
Jun-2003
Nov-2003
Apr-2004
Sep-2004
Feb-2005
Jul-2005
Dec-2005
May-2006
Oct-2006
Mar-2007
Aug-2007
Jan-2008
Jun-2008
Nov-2008
Apr-2009
Sep-2009
Feb-2010
Jul-2010
Dec-2010
May-2011
Oct-2011
Mar-2012
Aug-2012
Jan-2013
Jun-2013
Nov-2013

James Hardie
A smarter way to build

Decline of brick
Brick production: 10 year trend
• Brick production is down
approximately 25% over
the past decade due to:
- Shift away from
detached dwellings to
density
- Converting builders
from double brick to
frame construction
- Growth of monolithic
and other looks
Insights
Source: ABS

Several elements are impacting market dynamics
Market demographics First time home buyers Density shift
• Population fragmenting
- baby boomers
downsizing
- Non traditional
families now the
norm, different
requirements
- Land cost and
availability mean
developers looking
to maximize yield
• Low interest rates
driving increased
investor activity – local
and overseas
• Credit still relatively
tight for low income
earners
• Will increase to above
50% in the next few
years in large metro
centers
• Shift away from single
detached housing to
medium & high density
• Medium to high
density currently sitting
at 43% of all starts
• Increase toward inner
city living
Competitive intensity increasing
i.e. More players, less to go
after…
• First time home buyers
are at an all time low
• Relative cost of house
and land increasing

James Hardie
Natbuild
National Building Suppliers Group
MIGHTY HELPFUL
MITRE 10
Masters
HOME
TIMBER AND HARDWARE
CSR
cemintel
BGC
BUNNINGS
warehouse
USG BORAL
APBA
Building Accessories
metricon
RAWSON
HOMES

James Hardie
A smarter way to build

Key elements of the Australian fibre cement market End user segments Channel Suppliers & major players Australian Fibre Cement Market

BUNNINGS warehouse
Masters
Natbuild
National Building Suppliers Group
MIGHTY HELPFUL MITRE 10
HOME TIMBER AND HARDWARE
HBT
HARDWARE & BUILDING TRADERS
HUDSON BUILDING SUPPLIES
USG BORAL
APBA

JH Channel
FY14
Australian Fibre Cement Market – JH Channel
Building
Supplies
Independents
AILD
Internal linings
Commercial and
2 step players
Commercial &
2 Stepper
- EXPORT
- Frame & Truss
- Plumbing
- Manuf Housing
- Walling Systems
- Fencing Contract
Other
Big Box
Key players of the JH Channel

JH Net Revenue Growth
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Fiscal Month
Natl Resi Dwelling Approvals (ex High-Den)
A&A Approvals
JH Local Net Revenue
Trend (JH Local Net Revenue)

James Hardie
A smarter way to build

JH Top Line Growth
Top line growth
• The upswing in new
construction has driven JH
sales in FY14 and FY15
Insights
• House price improvements
along the east coast is
expected to lift A&A
activity and JH revenue in
FY16 and FY17
• JH has enjoyed steady
revenue growth over the
last 8 years
Source: ABS

Forecast
YEM06
YEM07
YEM08
YEM09
YEM10
YEM11
YEM12
YEM13
YEM14
YEM15
Market Size (SQM)
Market Share (%)

Forecast
YEM06
YEM07
YEM08
YEM09
YEM10
YEM11
YEM12
YEM13
YEM14
YEM15
Market Size (SQM)
Market Share (%)

James Hardie
A smarter way to build

Addressable JH Market Share External cladding Wet Area Internal Linings Source: Abraham Akra – JH Market Analyst

Australian growth model
Australian growth model
• Our model for growth is unique and sustainable,
but investment intensive
- Large market opportunity
• Our model differs greatly from other
manufacturers or importers
- Superior value proposition
- Proprietary and/or protected technology
- Ongoing commitment to research and
development
- Significant organisational advantages
- Focused strategy and organisational effort
- Scale

Australian primary demand model
• Increase fibre cement penetration by creating
“Smarter Way to Build” solutions
• Accelerate uptake of lightweight / composite
construction
• Engage with developers, designers, architects,
builders and industry associations
• Leverage the unique JH Eco-System to
accelerate industry change in design and
construction and create new selling opportunities
for our aligned partners
Australian primary demand model

2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

HardieWrap

Driving Product Leadership
Aust Product Launch recent History
Linea
Aquatec
Scyon ™
Axon
Stria
Matrix
Axent Trim
Secura (Exterior)
Secura (Interior)
EasyLap
express PVC Joiners
Axon 400
Stria Wide
Hardiebreak
Al Z Flashing
ARChitectural Invibe & Inraw
Axon Grained
Stria Splayed
Secura 22mm & 18*9
Hardiewrap
InRaw
Splayed
HardieWrap InVibe
Recent products launched

Demand Generation Cycle

scyon Advanced Cement Composite

James Hardie

ACCEL

scyon TAKEOFF PARTNERSHIP PROGRAM

Local Top Line Growth, rolling 12 months
JH Net Revenue Growth
Fiscal Month

James Hardie go to market
Generating Demand
Sustainable
growth
Increased OTW¹
coverage
Growth focused
tools
Targeting the right
segments
Differentiated
products and
systems
1. OTW – On The Wall
The results

Renovation Mixed Commercial Attached Medium density Detached Targeted market segments Segments

Detached homes

Compact detached and semi detached housing

Medium density

Mixed commercial

Renovation